UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

STEC, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

784774101
(CUSIP Number)

Simon J. Michael
Balch Hill Capital, LLC
2778 Green Street
San Francisco, CA 94123
(415) 474-7055

 and

Paul J. Solit
Eric Singer
Potomac Capital Partners II, L.P.
825 Third Avenue, 33rd Floor
New York, New York 10022
 (212) 257-6083

With copies to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON BALCH HILL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON BALCH HILL CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON SIMON J. MICHAEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 65,659
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 65,659
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,659**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 65,659
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 65,659
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,659**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 234,134
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 234,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,134**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 234,134
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 234,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,134**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 108,377
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 108,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,377**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 108,377
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 108,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,377**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON PAUL J. SOLIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 408,170
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 408,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,170**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 342,511
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 342,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,511**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON MARTIN COLOMBATTO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,0001
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 29,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

** See Item 5

1 Includes 4,000 Shares Mr. Colombatto may be deemed to beneficially own that are held in trust for the benefit of his child who shares the same household.

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON ADAM LEVENTHAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON CLARK MASTERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON MARK SCHWARTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON DILIP SINGH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON BERNARD XAVIER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

** See Item 5

CUSIP NO. 784774101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)	This statement is filed by:

(i)	Balch Hill Partners, L.P., a Delaware limited partnership (the “Balch Hill Partnership”);

(ii)
Balch Hill Capital, LLC, a Delaware limited liability company (“Balch Hill”), an investment adviser registered with the Securities and Exchange Commission (“SEC”) and who serves as the general partner of, and investment adviser to, Balch Hill Partnership;

(iii)	Simon J. Michael (“Mr. Michael” and, together with Balch Hill Partnership and Balch Hill, the “Balch Hill Entities”), who serves as the sole manager of Balch Hill;

(iv)	Potomac Capital Partners, L.P., a Delaware limited partnership (“PCP I”);

(v)	Potomac Capital Management, L.L.C., a New York limited liability company (“Potomac Management I”), who serves as the general partner of PCP I;

(vi)	Potomac Capital Partners II, L.P., a Delaware limited partnership (“PCP II”);

(vii)	Potomac Capital Management II, L.L.C., a Delaware limited liability company (“Potomac Management II”), who serves as the general partner of PCP II;

(viii)	Potomac Capital Partners III, L.P., a Delaware limited partnership (“PCP III”);

(ix)	Potomac Capital Management III, L.L.C., a Delaware limited liability company (“Potomac Management III”), who serves as the general partner of PCP III;

(x)	Paul J. Solit (“Mr. Solit”), who serves as the co-managing member of each of Potomac Management II and Potomac Management III;

(xi)
Eric Singer (“Mr. Singer” and, together with PCP I, Potomac Management I, PCP II, Potomac Management II, PCP III, Potomac Management III, and Mr. Solit, the “Potomac Entities”), who serves as the co-managing member of each of Potomac Management II and Potomac Management III and is a nominee for election to the Board of Directors of the Issuer (the “Board”);

(xii)	Martin Colombatto (“Mr. Colombatto”), a nominee for election to the Board;

(xiii)	Adam Leventhal (“Mr. Leventhal”), a nominee for election to the Board;

(xiv)	Clark Masters (“Mr. Masters”), a nominee for election to the Board;

(xv)	Mark Schwartz (“Mr. Schwartz”), a nominee for election to the Board;

CUSIP NO. 784774101

(xvi)	Dilip Singh (“Mr. Singh”), a nominee for election to the Board; and

(xvii)	Bernard Xavier (“Mr. Xavier”), a nominee for election to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of the Balch Hill Entities is 2778 Green Street, San Francisco, CA 94123.  The principal business address of each of the Potomac Entities is 825 Third Avenue, 33rd Floor, New York, New York 10022.  Mr. Colombatto’s principal business address is 4130 Calle Isabella, San Clemente, CA 92672.  Mr. Leventhal’s principal business address is c/o Delphix Corp., 604 Mission St., Suite 400, San Francisco, CA 94105.  Mr. Masters’ principal business address is c/o SAP Labs, LLC, 3410 Hillview Avenue, Palo Alto, CA 94304.  Mr. Schwartz’s principal business address is 1493 Rancho View Dr., Lafayette, CA 94549.  Mr. Singh’s principal business address is 333 NE 21st Avenue, Apt. 1110, Deerfield Beach, FL 33441.  Mr. Xavier’s principal business address is 1930 Balboa Avenue, Del Mar, CA 92067.

(c)           The principal business of the Balch Hill Partnership is investing in securities.  The principal business of Balch Hill is serving as the general partner of, and investment adviser to, the Balch Hill Partnership.  The principal occupation of Mr. Michael is serving as the sole manager of Balch Hill.  The principal business of PCP I is investing in securities.  The principal business of Potomac Management I is acting as the general partner of PCP II.  The principal business of PCP II is investing in securities.  The principal business of Potomac Management II is acting as the general partner of PCP II.  The principal business of PCP III is investing in securities.  The principal business of Potomac Management III is acting as the general partner of PCP III.  The principal occupation of Mr. Solit is serving as the managing member of Potomac Management I and co-managing member of each of Potomac Management II and Potomac Management III.  The principal occupation of Mr. Singer is serving as the co-managing member of each of Potomac Management II and Potomac Management III.  The principal occupation of Mr. Colombatto is serving as a director of each of ClariPhy Communications, Inc. and Luxtera Corp.  The principal occupation of Mr. Leventhal is Chief Technology Officer of Delphix Corp.  The principal occupation of Mr. Masters is Senior Vice President, HANA Cloud Computing for SAP AG.  The principal occupation of Mr. Schwartz is serving as a director of each of Pepex Biomedical, Inc. and PurchasePoint Design.  The principal occupation of Mr. Singh is serving as interim Chief Executive Officer, President and as a director of InfuSystem Holdings Inc.  The principal occupation of Mr. Xavier is serving as General Partner of Mangrove VC.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Except as otherwise set forth below, no Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Balch Hill Partnership and Balch Hill is organized under the laws of the State of Delaware.  Mr. Michael is a citizen of the United States of America.  Potomac Management I is organized under the laws of the State of New York.  Each of PCP I, PCP II, Potomac Management II, PCP III and Potomac Management III is organized under the laws of the State of Delaware.  Messrs. Solit, Singer, Colombatto, Leventhal, Masters, Schwartz, Singh and Xavier are each citizens of the United States of America.

CUSIP NO. 784774101

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The aggregate purchase price of the 25,000 Shares owned directly by Mr. Colombatto is approximately $118,489, including brokerage commissions.  Such Shares were acquired with Mr. Colombatto’s personal funds.  The aggregate purchase price of the 4,000 Shares held in trust for the benefit of Mr. Colombatto’s child who shares the same household is approximately $19,581, including brokerage commissions.  Such Shares were acquired with the trust’s working capital.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On February 8, 2013, Balch Hill Partnership delivered a letter to the Issuer nominating Messrs. Colombatto, Leventhal, Masters, Schwartz, Singer, Singh and Xavier (together, the “Nominees”), as set forth therein, for election to the Board at the Annual Meeting.  The Reporting Persons believe that the Issuer has lost the trust of its key constituents, including its customers, shareholders, potential strategic partners and potential employees.  The Reporting Persons believe that this lost of trust originates at the top, necessitating meaningful change to the Board and executive management team.  The Reporting Persons have engaged and remain willing to engage in constructive discussions with management and the Board regarding the nomination of directors at the Annual Meeting and the composition of the Issuer’s Board in order to avoid a protracted and costly proxy contest.  However, the Reporting Persons believe shareholder value is at risk without a reconstituted Board.  The Reporting Persons believe they have nominated seven highly qualified candidates for election to the Board who will provide fresh perspective and restore trust to the Issuer.  The Reporting Persons’ feel strongly that the Nominees would increase the quality and independence of the Board while ensuring that the interests of shareholders are adequately represented in the boardroom.  The Reporting Persons have engaged and intend to continue to engage in discussions with shareholders regarding the nomination of directors at the Annual Meeting and the composition of the Issuer’s Board generally.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 46,726,318 Shares outstanding as of October 24, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2012.

As of the close of business on February 8, 2013, Balch Hill Partnership beneficially owned 4,100,000 Shares, constituting approximately 8.8% of the Shares outstanding.  By virtue of their relationships with Balch Hill Partnership discussed in further detail in Item 2, each of Balch Hill and Mr. Michael may be deemed to beneficially own the Shares beneficially owned by Balch Hill Partnership.

As of the close of business on February 8, 2013, PCP I beneficially owned 65,659 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with PCP I discussed in further detail in Item 2, each of Potomac Management I and Mr. Solit may be deemed to beneficially own the Shares beneficially owned by PCP I.

As of the close of business on February 8, 2013, PCP II beneficially owned 234,134 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with PCP II discussed in further detail in Item 2, each of Potomac Management II and Messrs. Solit and Singer may be deemed to beneficially own the Shares beneficially owned by PCP II.

As of the close of business on February 8, 2013, PCP III beneficially owned 108,377 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with PCP III discussed in further detail in Item 2, each of Potomac Management III and Messrs. Solit and Singer may be deemed to beneficially own the Shares beneficially owned by PCP III.

As of the close of business on February 8, 2013, Mr. Colombatto directly owned 25,000 Shares and may be deemed to beneficially own an additional 4,000 Shares held in trust for the benefit of his child who shares the same household, constituting less than one percent of the Shares outstanding.

CUSIP NO. 784774101

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)           Each of Balch Hill Partnership, Balch Hill and Mr. Michael has shared voting and dispositive power over the Shares owned directly by the Balch Hill Partnership.   PCP I, Potomac Management I and Mr. Solit share the power to vote and dispose of the Shares beneficially owned by PCP I.  PCP II, Potomac Management II and Messrs. Solit and Singer share the power to vote and dispose of the Shares beneficially owned by PCP II.  PCP III, Potomac Management III and Messrs. Solit and Singer share the power to vote and dispose of the Shares beneficially owned by PCP III.  Mr. Colombatto has sole voting and dispositive power over the Shares he owns directly.

(c)            Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On February 8, 2013, each of Messrs. Colombatto, Leventhal, Masters, Schwartz, Singh and Xavier entered into a joinder agreement to the Joint Filing Agreement dated as of January 25, 2013 by and among the Potomac Entities and the Balch Hill Entities, pursuant to which each of Messrs. Colombatto, Leventhal, Masters, Schwartz, Singh and Xavier agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  Copies of each of the joinder agreements are attached hereto as Exhibit 99.1 and are incorporated herein by reference.  A copy of the Joint Filing Agreement was filed as Exhibit 99.1 to Amendment No. 2.

Pursuant to letter agreements, the Balch Hill Partnership has agreed to indemnify each of the Nominees against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Balch Hill Partnership has signed compensation letter agreements with each of Messrs. Colombatto, Leventhal, Masters, Schwartz, Singh and Xavier, pursuant to which Balch Hill Partnership agrees to pay each of Messrs. Colombatto, Leventhal, Masters, Schwartz, Singh and Xavier : (i) $10,000 in cash as a result of the submission by Balch Hill Partnership of its nomination of each of Messrs. Colombatto, Leventhal, Masters, Schwartz, Singh and Xavier  to the Issuer and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission by the Balch Hill Partnership relating to the solicitation of proxies in favor of each of Messrs. Colombatto, Leventhal, Masters, Schwartz, Singh and Xavier ’s election as a director at the Annual Meeting.  Pursuant to the compensation letter agreements, each of Messrs. Colombatto, Leventhal, Masters, Schwartz, Singh and Xavier has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuers (the “Nominee Shares”) at such time that each of Messrs. Colombatto, Leventhal, Masters, Schwartz, Singh and Xavier shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Colombatto, Leventhal, Masters, Schwartz, Singh and Xavier agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of his election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Colombatto, Leventhal, Masters, Schwartz, Singh and Xavier  may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the compensation letter agreements is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

CUSIP NO. 784774101

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joinder Agreements to the Joint Filing Agreement

99.2	Form of Indemnification Letter Agreement

99.3	Form of Compensation Letter Agreement

99.4	Powers of Attorney

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2013

BALCH HILL PARTNERS, L.P.

By:	Balch Hill Capital, LLC General Partner

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

BALCH HILL CAPITAL, LLC

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

/s/ Simon J. Michael
SIMON J. MICHAEL Individually and as attorney-in-fact for Martin Colombatto, Adam Leventhal, Clark Masters, Mark Schwartz, Dilip Singh, and Bernard Xavier

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POTOMAC CAPITAL PARTNERS L.P.

By:	Potomac Capital Management, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

POTOMAC CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

POTOMAC CAPITAL PARTNERS II, L.P.

By:	Potomac Capital Management II, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT II, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL PARTNERS III, L.P.

By:	Potomac Capital Management III, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT III, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

CUSIP NO. 784774101

/s/ Paul J. Solit
PAUL J. SOLIT

/s/ Eric Singer
ERIC SINGER

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SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares Purchased / (Sold)	Price Per Share ($)	Date of Purchase/Sale

BALCH HILL PARTNERS, L.P.

(70,000)	5.2147	12/18/2012
(2,800)	5.2918	12/19/2012
(17,200)	5.3027	12/20/2012

BALCH HILL CAPITAL, LLC

None

SIMON J. MICHAEL

None

POTOMAC CAPITAL PARTNERS, L.P.

None

POTOMAC CAPITAL MANAGEMENT, L.L.C.

None

POTOMAC CAPITAL PARTNERS II, L.P.

(5,017)	5.1142	01/11/2013
(20,000)	5.2601	01/14/2013

POTOMAC CAPITAL MANAGEMENT II, L.L.C.

None

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POTOMAC CAPITAL PARTNERS III, L.P.

None

POTOMAC CAPITAL MANAGEMENT III, L.L.C.

None

PAUL J. SOLIT

None

ERIC SINGER

None

MARTIN COLOMBATTO

4,000	4.8790	12/31/2012
10,000	4.8367	12/31/2012
4,0002	4.8790	12/31/2012

ADAM LEVENTHAL

None

CLARK MASTERS

None

MARK SCHWARTZ

None

DILIP SINGH

None

BERNARD XAVIER
None

2 Held in trust for the benefit of Mr. Colombatto’s child who shares the same household.